Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. to Present 2025 Results and Highlight Platform Expansion and Business Momentum

Vancouver, BC, Canada, April 24, 2026 – Kidoz Inc. (TSXV: KDOZ) (OTCQB: KDOZF) (the “Company”), a full-stack in-game advertising platform powered by contextual AI, today announced that it will report its annual financial results for the year ended December 31, 2025, after market close on Tuesday, April 29, 2026.

The Company will also host a webcast to discuss the results and provide a business update.

Webcast Details

Date: Tuesday, April 29, 2026

Time: 17:00 EST

Webcast link: https://events.q4inc.com/attendee/826461645

If you have any questions for the webcast, please submit them by 17:00 EST on Monday, April 28, 2026, to ir@kidoz.net.

A replay of the webcast will be available on the Company’s investor website at https://investor.kidoz.net.

The financial results will be available on the Company’s investor website, as well as the Company’s profile on SEDAR+ (https://www.sedarplus.com) and the SEC website (https://www.sec.gov).

Equity Incentive Update

To enable the Company to reward success, aid in recruiting, and retain its current employees and consultants in a competitive technology market, the Company continues to grant equity incentives in accordance with TSX Venture Exchange Policy 4.4 and, subject to the rules of the TSX Venture Exchange, in accordance with the Company’s 2024 Stock Option Plan (the “Option Plan”) and the Company’s Equity Awards Plan (the “Equity Plan”), each approved by shareholders at the Company’s annual general meeting held on November 25, 2025.

The Company’s compensation program includes a multi-component compensation framework comprising competitive salaries, cash bonuses, stock options, and equity-based awards, including Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”), and Deferred Share Units (“DSUs”). This approach supports the attraction and retention of talent, while aligning incentives with long-term shareholder value. Equity-based awards are designed to reward sustained performance and support retention, while maintaining disciplined dilution within shareholder-approved limits.

Management believes that the Company’s proprietary technology and unique advertising inventory, combined with the continued growth of mobile entertainment as a primary consumer medium, positions the Company for continued growth and long-term value creation. In the fiscal year 2025, and prior to the date hereof, 3,726,000 stock option grants expired unexercised, of which 1,750,000 had been awarded to directors and officers of the Company.

For this year’s option grants, the Company is planning to issue to its staff and consultants stock option grants entitling them to purchase up to 910,000 common shares of the Company (each, a “Common Share”) exercisable at a price per share of CAD$0.01 above the closing market price per share on the date of grant. None of the options are awarded to directors and officers. In accordance with the Company’s overall compensation program, the options will vest monthly at 2% per month over their five (5) year term.

These stock option grants represent approximately 0.69% of the total issued and outstanding Common Shares.

As of the date hereof, the Company has 13,130,450 Common Shares reserved for issuance under the Option Plan, representing 10% of the Company’s issued and outstanding Common Shares, and has 13,130,450 Common Shares reserved for issuance under the Equity Plan, representing 10% of the Company’s issued and outstanding Common Shares.

To better align the effective cost/performance value of the Company’s compensation program, the Company is implementing the Equity Plan. As a result, the Company announces that it is planning to issue an aggregate of 6,775,000 RSUs, 100,000 PSUs, and 150,000 DSUs to certain employees, directors, officers, and consultants of the Company, pursuant to the Equity Plan. The RSUs, PSUs and DSUs are accounted for in accordance with applicable accounting standards. The RSUs, PSUs and DSUs offer a distinct accounting benefit due to their straightforward expense recognition. Unlike stock options, which require complex fair-value estimations that can fluctuate, RSUs result in a more predictable and transparent expense reporting. This clarity simplifies financial planning and aligns recognized costs with actual company performance, providing a stable financial picture.

Pursuant to the Equity Plan, the Company granted an aggregate of 6,775,000 RSUs to certain directors and officers, employees and consultants of the Company, of which 5,000,000 are awarded to directors and officers. The RSUs vest in 2029, with 100% vesting at that time, subject to the recipient’s continued service with the Company. Upon vesting, each RSU entitles the holder to receive one Common Share or the cash equivalent thereof, at the discretion of the Company.

The Company granted an aggregate of 100,000 Performance PSUs to certain senior employees and consultants. The PSUs vest over a period of one (1) to three (3) years, subject to the achievement of performance criteria established by the board of directors of the Company, including but not limited to revenue growth, EBITDA targets, and/or total shareholder return metrics. Upon vesting and satisfaction of the applicable performance conditions, each PSU entitles the holder to receive one Common Share or the cash equivalent thereof, at the discretion of the Company.

The Company granted an aggregate of 150,000 DSUs to certain non-executive directors of the Company. The DSUs vest immediately upon grant and will be redeemed upon the holder ceasing to be a director of the Company, in accordance with the terms of the Equity Plan. Each DSU entitles the holder to receive one (1) Common Share or the cash equivalent thereof.

These Equity Plan grants represent approximately 5.35% of the total issued and outstanding Common Shares.

All of the foregoing awards are subject to the terms and conditions of the Option Plan, Equity Plan, and applicable award agreements, as well as approval by the board of directors of the Company and the TSX Venture Exchange.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov, the Kidoz Inc. investor website at https://investor.kidoz.net, or its SEDAR+ profile available at https://www.sedarplus.com.

About Kidoz Inc.

Kidoz Inc. (TSXV: KDOZ) (OTCQB: KDOZF) (www.kidoz.net) is a full-stack advertising platform powered by contextual AI, enabling safe, trusted customer engagement and improved outcomes.

Originally developed for children’s digital environments, where compliance and safety requirements are highest, Kidoz delivers privacy-first contextual targeting advertising without reliance on personal data tracking or behavioral profiling. Its technology combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to match advertising to content, environment, and geography, in alignment with COPPA, GDPR-K, Apple ATT, and global standards.

The platform supports both children’s and all-ages audiences through its Kidoz and Prado offerings, enabling brands to scale performance across the global mobile gaming ecosystem using contextual, privacy-first targeting.

Google-certified and Apple-approved, Kidoz reaches a global audience across mobile apps and games and is trusted by leading global brands.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the Company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. For a description of additional risks and uncertainties, please refer to the Company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR+ on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR+, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.